Exhibit 4.6

Plan Rules of the AstraZeneca Performance Share Plan 2020
Approved by shareholders on 29 April 2020.
Amended by RemCo on 25 September 2020, 3 February 2021, 27 April 2022, 13 December 2023, 5 February 2024,
3 February 2025, and 11 December 2025.
Amendments approved by shareholders on 11 May 2021 and 11 April 2024.
Plan terminates on 29 April 2030.
[French Appendix approved by shareholders on [●] and adopted by RemCo on [●].]

AstraZeneca Performance Share Plan 2020

What is an ‘award’ and when do you get shares?

An award under the Plan is a contingent right to receive shares in AstraZeneca PLC. When your award ‘vests’ you receive shares.

Your award vests based on two criteria:

time	- your award will normally vest three years after grant (five years for Senior Executives who are notified at grant that a holding period will apply to their award)

performance	- your award will vest according to how well performance targets are met over the three year performance period

After the performance period, the Remuneration Committee (RemCo) will decide whether the performance targets were met and the number of shares you will receive. You will receive a net number of shares after withholdings for tax have been made. Your shares will be transferred into a nominee or custodian arrangement for you.

What happens if you leave?

Awards will generally only vest if you are employed. If you leave AZ within three years of grant, your unvested awards will normally lapse.

However, if you end employment for one of the following reasons:

(a)	ill-health, injury or disability (in each case evidenced to the satisfaction of RemCo),

(b)	redundancy (within the terms of the Employment Rights Act 1996),

(c)	circumstances determined by RemCo to be retirement, or

(d)	the company or business in which you are employed ceasing to be a member of the AZ group in certain circumstances,

your award will not lapse and either:

(a)	it will vest (subject to achievement of the performance targets) on its normal vesting date, prorated for the time you were in employment; or

(b)	(if RemCo decides) the award will vest at the end of employment (subject to achievement of the performance targets at that time).

If you die, your beneficiaries/estate can choose whether your award will vest on its normal vesting date (subject to achievement of the applicable performance targets and pro-rated for the time you were in employment) or at the time of death (assuming 50% achievement of applicable performance targets and pro-rated for the time you were in employment).

If you are a Senior Executive and your employment ends more than three years after grant, your award will vest at the end of the holding period of your award (or on death, if you end employment because you have died), unless you are dismissed for gross misconduct.

Change of control of AstraZeneca

If there is a change in control of AZ, your award will vest pro-rata (subject to achievement of the performance targets).

Dividends

After vesting, you will receive cash or additional shares to reflect any dividends that would have been paid to you had you held the shares. This may be on a cumulative reinvested basis or otherwise.

General

Awards are personal to you and may not be transferred or charged until they vest. The awards do not form part of your terms and conditions of employment and are not pensionable.

You may be required to acknowledge the grant of your award and agree to its terms.

This summary does not form part of the Rules of the PSP. The Rules of the PSP are set out in the following pages and will govern how your awards are treated. Definitions and interpretation provisions are at Appendix 1. If you are resident in a country outside of the UK, your award may be subject to special terms.

Rules of the AstraZeneca Performance Share Plan 2020

1.	Grant of Awards

RemCo may approve the grant of Awards to Eligible Employees, subject to the limits in Rule 10. Awards will not be granted during a Closed Period.

2.	Vesting of Awards

2.1	Vesting of your Award is subject to performance targets selected by RemCo before grant, and any other conditions which RemCo considers appropriate. RemCo will decide whether and how far the performance targets have been met. RemCo can amend the performance targets under Rule 9.1.

2.2	Unless your Award vests early under Rules 3 or 7, your Award will vest on the Vesting Date (subject to achievement of the applicable performance targets).

3.	End of Employment

3.1	If you end Employment before the Normal Vesting Date other than in any of the circumstances set out in Rule 3.2 or 3.4, your Award will lapse unless RemCo decides that the circumstances are sufficiently exceptional for you to keep your Award in full or part. If RemCo exercises its discretion, your Award will vest on the Normal Vesting Date (subject to achievement of the applicable performance targets) and will be reduced pro-rata to the proportion of the Vesting Period that has elapsed up to the end of Employment.

3.2	If you end Employment before the Normal Vesting Date for one of the following reasons:

3.2.1	ill-health, injury or disability (in each case evidenced to the satisfaction of RemCo);

3.2.2	redundancy within the terms of the Employment Rights Act 1996;

3.2.3	circumstances determined by RemCo, or anyone authorised by RemCo, to be retirement; or

3.2.4	the company by which you are employed ceasing to be a member of the AZ Group, or the part of the business in which you are employed being transferred to a person outside the AZ Group in circumstances where the Transfer of Undertakings (Protection of Employment) Regulations 2006 apply, subject to Rule 3.3 your Award will vest on the Normal Vesting Date (subject to achievement of applicable performance targets), and will be reduced pro-rata to the proportion of the Vesting Period that has elapsed up to the end of Employment.

3.3	If Rule 3.2 applies, RemCo may:

3.3.1	allow the Award to vest on the date you end Employment (subject to achievement of applicable performance targets at that time, in the opinion of RemCo); or

3.3.2	if RemCo believes that exceptional circumstances warrant it, allow the Award to vest on another basis.

3.4	If you end Employment before the Normal Vesting Date due to your death, your Beneficiary may elect in writing whether:

3.4.1	your Award will vest on the Normal Vesting Date (subject to achievement of applicable performance targets), and will be reduced pro-rata to the proportion of the Vesting Period that has elapsed up to the end of Employment; or

3.4.2	your Award will vest on the date you end Employment, with vesting determined on the basis that the applicable performance targets are deemed to be met as to 50% and will be reduced pro-rata to the proportion of the Vesting Period that has elapsed up to the end of Employment.

In the event that no election is made within 30 days of AZ requesting your Beneficiary to make such election, they will be deemed to have elected for Rule 3.4.1 to apply.

3.5	If you are a Senior Executive and you end Employment during the Holding Period of an Award other than as a result of your death or dismissal for Gross Misconduct, your Award will vest at the end of the Holding Period, unless RemCo decides that your Award will vest at an earlier date.

3.6	If you are a Senior Executive and you end Employment during the Holding Period of an Award as a result of your death, your Award will vest on the date that you end Employment.

3.7	If you are a Senior Executive and you are dismissed for Gross Misconduct, your Award will lapse with immediate effect.

3.8	For the purposes of this Rule 3, if you are on statutory family-related leave, you will not end Employment until the earlier of the date on which you notify your employer of your intention not to return to work or the date on which you cease to have statutory or contractual rights to return to work.

3.9	If you are resident in China and you end Employment as a result of your death, if a delay in providing the necessary documentation will result in a breach of the Chinese State Administration of Foreign Exchange requirements, your Award shall not be satisfied by the issue or transfer of Shares but will be satisfied by the payment of a cash sum equal to the value of the Shares in respect of which your Award vested under Rule 3.4 (converted into your relevant payroll currency at an appropriate spot rate) less deductions for Tax Liabilities.

4.	Lapse of Awards

4.1	Notwithstanding any other provision of these Rules, your Award will lapse:

4.1.1	if you are declared bankrupt or are unable to hold your Award by operation of law, or you attempt to transfer, assign, charge or dispose of your Award contrary to Rule 12.2;

4.1.2	to the extent that: (i) the performance targets attached to the Award are not met in full at the Normal Vesting Date; or (ii) the Award does not vest in full under Rules 3 or 7; or (iii) the number of Shares which are subject to the Award is reduced under Rule 8.

5.	Consequences of Vesting of an Award

5.1	After vesting of your Award, the number of Shares in respect of which it has vested will, subject to Rule 6, be transferred to you as soon as practicable. Your Shares may be transferred into any nominee or other custodian arrangement as AZ shall determine is appropriate (Shareholding Arrangement) and will be held on your behalf on the terms notified to you from time to time. In the case of Executive Directors, this may include arrangements to ensure compliance with such shareholding requirements following cessation of employment as may apply from time to time.

5.2	In the event that you end Employment, unless your Shares are required by AZ to be retained in the Shareholding Arrangement, you will be required to remove your Shares from such Shareholding Arrangement within six months of the later of (i) the date you end Employment and (ii) the Vesting Date of your Award. If your Shares remain in the Shareholding Arrangement at the end of that six month period, AZ will have the right, at any time, to sell or direct the sale of your Shares on your behalf at the prevailing market rate and will remit the cash proceeds to you or to an account with a nominee or custodian on your behalf. For the avoidance of doubt, Shares in this Rule 5.2 shall refer to Shares acquired on vesting of your Award, including pursuant to Rule 5.4, and any additional Shares that are acquired by you as a result of your holding of such Shares, for example by way of reinvestment of dividends paid on such Shares.

5.3	You will have no voting, dividend or other rights in the Shares under your Award before the Vesting Date. Shares that you acquire under the Plan will not have the benefit of any rights that attach to those Shares by reference to a record date that is earlier than the date when you acquired them.

5.4	Unless RemCo decides otherwise, whenever a dividend is paid or payable by AZ (by reference to dividend record dates following the Date of Grant but prior to the Vesting Date of your Award), the number of Shares subject to your Award shall be notionally increased by such number of Shares (rounded as determined by RemCo) as is equal to:

A / B * C, where:

•	A is the amount of the per Share dividend paid by AZ;

•	B is the Market Value of a Share on the date that the dividend is paid by AZ; and

•	C is the number of Shares subject to your Award, including any Shares notionally added to the Award pursuant to this Rule 5.4.

To the extent that your Award vests, the additional Shares notionally added to it pursuant to this Rule 5.4 shall vest to the same extent. To the extent that any part of your Award lapses, the additional Shares notionally added to it pursuant to this Rule 5.4 shall lapse to the same extent.

5.5	Notwithstanding any other provision, RemCo may, at any time, determine that your Award shall not be satisfied by the issue or transfer of Shares but will be satisfied by the payment to you of a cash sum equal to the value of the Shares in respect of which your Award vests on the day of vesting (converted into your relevant payroll currency at an appropriate spot rate) less deductions for Tax Liabilities.

6.	Tax

By accepting the Award, you indemnify AZ and your employer against any Tax Liabilities that may arise in connection with the benefits delivered under the Plan. AZ or your employer may withhold any amount and make any arrangements it considers necessary to meet any Tax Liabilities, which may include the sale on your behalf of any Shares acquired by you under the Plan.

7.	Change of Control of AZ

7.1	If before the Normal Vesting Date of an Award:

7.1.1	an offeror (alone or with any party acting in concert with the offeror) obtains Control of AZ by making an offer to acquire the whole of the issued ordinary share capital of AZ (or any part of it which is not owned by the offeror and any party acting in concert with the offeror);

7.1.2	the Court sanctions a compromise or arrangement affecting the Shares under section 899 of the Companies Act 2006; or

7.1.3	a resolution is passed for the voluntary winding up of AZ,

unless Rule 7.5 applies, your Award will vest on the date of that event, to the extent decided by RemCo under Rule 7.2.

7.2	Where Rule 7.1 applies or is likely to apply, an Award will vest pro-rata to the time which has elapsed between the Date of Grant of the Award and the date of the relevant event (subject to achievement of the applicable performance targets, in the opinion of RemCo, at the time of the relevant event or most practicable earlier date). However, RemCo may decide to take into account any other factors it believes to be relevant in determining the extent to which an Award will vest in circumstances it considers exceptional.

7.3	RemCo will confirm the extent (if any) to which an Award will vest under Rule 7.2. Confirmation may be before, but conditional on, the relevant event in Rule 7.1.

7.4	If one of the events described in Rule 7.1 occurs or is likely to occur during the Holding Period in respect of an Award, it will vest on the date of the event (unless Rule 7.5 applies).

7.5	If a company obtains Control of AZ, but the shareholders of the acquiring company immediately after it has obtained Control of AZ are substantially the same as the shareholders of AZ immediately before that event, and if the acquiring company consents to this Rule 7.5 applying, then your Award will not vest under Rule 7.1. Instead, it will be exchanged for a new award in respect of shares having a total Market Value being equal to the Market Value of the Shares that are subject to your Award immediately before the exchange. The new award will be governed by the Rules, except that references to Shares shall refer to shares in the acquiring company, and references to AZ shall refer to the acquiring company.

8.	Malus and Clawback

Notwithstanding any other provision, Awards are subject to the Malus and Clawback Global Standard and by accepting an Award, you agree to be bound by the terms of the Malus and Clawback Global Standard.

9.	Amending the Plan and Awards

9.1	If an event occurs which causes RemCo, acting fairly and reasonably, to believe that the performance targets in relation to your Award are no longer appropriate, RemCo can adjust or waive the performance targets accordingly. The performance targets cannot be adjusted so that they are more difficult to satisfy.

9.2	If there is a Variation in the equity share capital of AZ, the number and/or the nominal value of the Shares over which your Award is granted will be adjusted as RemCo decides (acting fairly and reasonably). You will be notified of any adjustment under Rule 9.2.

9.3	AZ can amend these Rules at any time, save that no amendment to the advantage of Eligible Employees can be made to the provisions in these Rules (if any) relating to:

9.3.1	who can be granted Awards;

9.3.2	the Plan limit set out in Rules 10.2 to 10.4; and

9.3.3	the basis for determining your entitlement to and the terms of the Shares and

9.3.4	any adjustment in the event of a Variation,

without the approval of the shareholders of AZ, except for minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for you or Eligible Employees or for a member of the AZ Group in any jurisdiction.

9.4	AZ can adopt additional sections of these Rules applicable in any jurisdiction under which Awards may be subject to additional and/or modified terms and conditions, taking into account any securities, exchange control or taxation laws, which may apply to you, AZ, or any member of the AZ Group. Any additional sections must conform to the basic principles of the Plan and must not exceed the limits set out in these Rules.

10.	Limit on the number of Shares which can be issued

10.1	Until RemCo decides otherwise, any Shares you receive on vesting will be Shares that are purchased in the market, and will not be Shares that are treasury shares or are newly issued.

10.2	If RemCo decides that newly issued Shares will be used to satisfy Awards, no Award may be granted if the number of Shares issued or capable of being issued pursuant to Awards granted under the Plan in the previous 10 years, when aggregated with the number of Shares issued or capable of being issued pursuant to awards made or options granted under any other Employees' Share Scheme in the previous 10 years, would exceed 10 per cent. of the ordinary issued share capital of AZ from time to time.

10.3	For Rule 10.2:

10.3.1	Shares where the right to acquire them was released, cancelled or lapsed without being exercised will be ignored; and

10.3.2	where there has been a Variation in the equity share capital of AZ between the date of issue of the Shares and the date on which the limit is to be calculated, the number of Shares to be taken into account for the purposes of the limit will be adjusted in such manner as RemCo (acting fairly and reasonably) considers appropriate to take account of the Variation.

10.4	The maximum Market Value of Shares (determined at the Date of Grant) which may be subject to any Award in respect of any Eligible Employee in any financial year of AZ will be 850% of the Eligible Employee's basic salary (or, in respect of Executive Directors, such other limit as may be approved by shareholders of AZ in the remuneration policy of AZ).

11.	Administration

11.1	The Plan will be administered by RemCo which will interpret and construe any provision of the Plan and may adopt any regulations for administering the Plan and any documents it thinks appropriate. The decision of RemCo on any matter concerning the Plan will be final and binding.

11.2	Any communication in connection with the Plan (including any award documentation) can be given electronically by e-mail or on an online portal designed for the purpose or by personal delivery or post, (in the case of a company, to its registered office and in the case of an individual to the individual's last known address) or by any other means which AZ and you use to communicate with each other.

11.3	Any notice under the Plan will be given: (i) if delivered personally, at the time of delivery; (ii) if posted, at 10.00 a.m. on the third business day after it was put into the post; or (iii) if sent by e-mail or any other form of electronic delivery system, at the time of despatch.

12.	General

12.1	You may be required to acknowledge the grant of your Award and accept its terms, in which case AZ will notify you of this requirement. If you fail to acknowledge any Award and accept its terms within any time period notified to you, RemCo shall have the discretion to lapse your Award without further notice to you or to apply any additional conditions to the vesting of your Award or Shares received on vesting of your Award as it may determine.

12.2	Your Award may not be sold, transferred, assigned, charged or otherwise encumbered or disposed of to any person, other than to your personal representatives on your death.

12.3	Participation in the Plan is not pensionable and does not form part of your employment contract. Nothing in the Plan or any document under it will give any person any right to participate in the Plan and the grant of an Award does not create any right or expectation to the grant of an Award in the future. Your rights and obligations under the terms of your office or Employment will not be affected by your participation in the Plan or any right which you may have to participate under it.

12.4	By accepting an Award under the Plan, you waive all and any rights to compensation or damages under the Plan in consequence of any loss of rights under the Plan as a result of: (i) termination of your office or Employment with a member of the AZ Group for any reason; or (ii) the way in which RemCo or any person to whom RemCo has delegated authority, exercises or does not exercise any discretion under the Plan. Nothing in the Plan or in any document executed under it will give you any right to continue in Employment or will affect the right of any member of the AZ Group to terminate your Employment without liability at any time with or without cause.

12.5	The invalidity or non-enforceability of one or more provisions of the Plan will not affect the validity or enforceability of the other provisions of the Plan, which will remain in full force and effect.

12.6	The Plan was approved by ordinary resolution of the shareholders of AZ on 29 April 2020 and adopted by RemCo on 22 October 2019. The Plan was amended by RemCo on 25 September 2020. Further amendments to the Plan were adopted by RemCo on 3 February 2021, 27 April 2022, 13 December 2023, 5 February 2024, 3 February 2025 and 11 December 2025 and approved by shareholders on 11 May 2021 and 11 April 2024. The Plan will terminate on 29 April 2030 or at any earlier time AZ decides. Termination of the Plan will not affect your Awards.

12.7	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Eligible Employee or member of the AZ Group, and no third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

12.8	These Rules will be governed by and construed in accordance with the law of England. You, AZ and any member of the AZ Group submit to the jurisdiction of the English courts in relation to anything arising under the Plan. RemCo may determine that another law will apply to the operation of the Plan outside the United Kingdom.

Appendix 1

Definitions and Interpretation

Award means a contingent right to acquire Shares granted or proposed to be granted under Rule 1;

AZ means AstraZeneca PLC (registered number 2723534);

AZ Group means AZ and any subsidiary, holding company or subsidiary of a holding company of AZ (as each term is defined in section 1159 Companies Act 2006);

Beneficiary means, following your death, your legal personal representative, executor, beneficiaries or estate (as applicable) or any one or more of them;

Closed Period means a period when you are prohibited from dealing in Shares under the UK Market Abuse Regulation , the Criminal Justice Act 1993, or under any other statute, regulation or similar code to which AZ is subject or other share dealing code adopted by AZ from time to time;

Control shall have the meaning given in section 995 Income Tax Act 2007;

Date of Grant means with respect to an Award, the date on which the Award is granted;

Dealing Day means a day on which the New York Stock Exchange (or, if relevant and if RemCo determines, any stock exchange nominated by RemCo on which the Shares are traded) plc is open for the transaction of business;

DI means a depositary interest issued through CREST representing a beneficial interest in an ordinary share in the capital of AZ;

Eligible Employee means any person who at a Date of Grant is an employee of any member of the AZ Group;

Employees' Share Scheme means a scheme established by AZ for encouraging or facilitating the holding of shares or debentures in AZ within the meaning of section 1166 Companies Act 2006;

Employment means employment as an employee or Executive Director of any member of the AZ Group;

Executive Director means any member of the board of directors of AZ from time to time who is not a non-executive director;

Gross Misconduct means a serious or persistent breach of the standards of conduct which the Award holder’s employer expects of the Award holder and includes but is not limited to dishonesty, theft, physical violence, unlawful discrimination or harassment, gross negligence, serious insubordination, breach of any regulatory requirement or any AZ published code of conduct or other conduct considered by RemCo to constitute gross misconduct;

Holding Period means in respect of an Award, the period starting on the third anniversary of the Date of Grant and ending on the first Dealing Day after the fifth anniversary of the Date of Grant, unless RemCo sets a different period at the Date of Grant. Notwithstanding the foregoing, unless RemCo has made a determination under Rule 5.6, if the last day of the Holding Period falls within a Closed Period, the last day of the Holding Period will be the first Dealing Day following the end of that Closed Period;

Malus and Clawback Global Standard means the malus and clawback global standard approved by RemCo and which came into effect on 1 December 2023, as amended from time to time;

Market Value means, in relation to an ordinary share on any day, an amount equal to the average of the middle market closing prices of a Share (as derived from the New York Stock Exchange Listings Directory) on the three consecutive Dealing Days preceding that day (or such other Dealing Day or Dealing Days as RemCo may decide) or, in the case of a DI, by reference to the average of the equivalent price of a DI as derived from the Daily Official List of the London Stock Exchange plc on trading days as close as possible to those Dealing Days. In the event that the ordinary shares cease to be traded on the New York Stock Exchange and are admitted to trading on a replacement market, references to the New York Stock Exchange shall be construed as references to the equivalent of such replacement market. In the event that DIs cease to be traded on the Main Market of the London Stock Exchange and are admitted to trading on a replacement market, references to the London Stock Exchange shall be construed as references to such replacement market;

Normal Vesting Date means in relation to an Award the first Dealing Day after the third anniversary of the Date of Grant of that Award or, if such Dealing Day falls within a Closed Period, unless RemCo has made a determination under Rule 5.6, the Normal Vesting Date will be the first Dealing Day following the end of that Closed Period;

Plan means the AstraZeneca Performance Share Plan constituted by these Rules;

RemCo means the duly authorised remuneration committee of the board of directors of AZ;

Share means a fully paid ordinary share in the capital of AZ or, where the context requires it, an equivalent number of DIs;

Senior Executive means (i) an Executive Director; and/or (ii) anyone else that RemCo may determine from time to time;

Shareholding Arrangement means the nominee or custodian arrangement referred to in Rule 5.1;

Tax Liabilities means any income tax, employee’s national insurance contributions, social security charges or similar taxes or charges imposed in any jurisdiction for which AZ or any member of the AZ Group is required to account;

Variation means a capitalisation issue, rights issue, subdivision, consolidation, reduction, or any other variation in the capital of AZ;

Vesting Date means, subject to Rules 3.3 to 3.6, the Normal Vesting Date of an Award, other than in the case of a Senior Executive in which case it means the end of the Holding Period for that Award;

Vesting Period means in relation to an Award, the period between the Date of Grant of the Award and the Normal Vesting Date; and

You means any Eligible Employee to whom an Award has been granted, or (where the context requires) that Eligible Employee's personal representatives, and “your” shall be construed accordingly.

Interpretation

Headings are for convenience only. Words in the singular include the plural and vice versa and words importing gender include both genders. Reference to statutory provisions include amendments, extensions or re-enactments and equivalent legislation in any country other than England, and include any regulations or subordinate legislation made under them.

Appendix 2

Schedule for US Participants

This Appendix 2 shall apply to any Awards granted to Eligible Employees who are resident in the United States of America or are US taxpayers.

The provisions of sections 1 to 6 of this Schedule modify the Rules of the Plan in respect of any Awards granted under it to Eligible Employees who are resident in the United States.

1.	The following shall be inserted as new Rule 2.3:

"You may be required, as a condition of the vesting of your Award, to represent and agree that, in relation to Shares you acquire under the Plan:

(a)	you understand that such Shares are deemed to be restricted securities within the meaning of Rule 144 under the United States Securities Act of 1933 (the “Securities Act”), which may not be resold in the United States or to a U.S. person except pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act;

(b)	you are acquiring such Shares for investment and not with a view to distribution; and

(c)	you will not resell such Shares at any time, except to non-U.S. persons in transactions effected in accordance with Rule 904 of Regulation S under the Securities Act (or any successor section thereto) and only after the expiration of any holding period RemCo may require.

AZ may endorse on certificates representing Shares issued or transferred upon the vesting of an Award such legend referring to the foregoing representations or restrictions or any other applicable restrictions on resale as AZ, in its discretion, shall deem appropriate.”

2.	In the definition of “AZ Group”, “subsidiary” shall be defined as any company in which AZ owns, directly or indirectly, a majority of the voting rights.

3.	Rule 3.2.1 shall be deleted and replaced with the following:

4.	“death or ill-health, injury or disability (in each case evidenced to the satisfaction of RemCo);”

5.	In Rule 3.2.2, the words "redundancy within the terms of the Employment Rights Act 1996" shall be deleted and replaced by "Redundancy”.

6.	In Rule 3.2.3, the words "circumstances determined by RemCo, or anyone authorised by RemCo, to be retirement" shall be deleted and replaced by "Retirement".

7.	In Appendix 1 (Definitions) the following definitions shall be inserted:

“Redundancy means a qualifying involuntary termination without cause (but excluding a termination by mutual agreement or mutual consent) entitling you to a severance payment under a severance program adopted by your U.S. employing company. Vesting under these Rules following your redundancy termination is subject always to your having met all the requirements of such severance program, including having executed a valid release of all and any claims against the AZ Group;”

“Retirement means:

(a)	termination without cause after having attained age 62 with 5 years of service;

(b)	termination without cause after having attained age 65 with 3 years of service; or

(c)	any other meaning as may be notified to you in writing at the time of grant of your Award;”.

The remaining provisions of this Schedule modify the Rules of the Plan in respect of any Awards granted under it to Eligible Employees who are US taxpayers (whether or not they are also resident in the United States).

8.	Rule 2.2 shall be deleted and replaced with the following:

“Subject to Rules 3, 7 and 8, your Award will vest on the Vesting Date (subject to achievement of the applicable performance targets). For the avoidance of doubt, you shall have no rights in respect of the Shares the subject of an Award until the Award has vested. If vesting of an Award would be prohibited by a Closed Period, the day on which the Award vests will be the first Dealing Day on which such prohibition ceases to apply or, if later, the first day on which you are able to trade in the Shares after the Closed Period ceases. In any event, in the case that the Award is not subject to a Holding Period, the latest day by which the Shares subject to an Award will be delivered to you is the Short-Term Deferral Deadline (as defined in Rule 5.1 (as inserted by paragraph 12 of this Appendix 2)).”

9.	Rule 3.3 shall be deleted and replaced with the following: “If Rule 3.2 applies, RemCo may:

3.3.1	in the case of an Award that is not subject to a Holding Period, allow the Award to vest on the date you end Employment (subject to achievement of applicable performance targets at that time, in the opinion of RemCo); or

3.3.2	if RemCo believes that exceptional circumstances warrant it, allow the Award to vest on another basis, provided that an Award that is subject to a Holding Period shall not be capable of vesting under this Rule 3.3 prior to the Normal Vesting Date.”

10.	Rule 3.4 shall be deleted and replaced with the following: “Rule deleted”

11.	Rule 3.5 shall be deleted and replaced with the following:

“If you are a Senior Executive and you end Employment during the Holding Period of an Award other than as a result of your death or dismissal for Gross Misconduct, your Award will vest at the end of the Holding Period.”

12.	Rule 3.6 shall be deleted and replaced with the following:

“Notwithstanding Rules 3.1 and 3.5, if you are a Senior Executive and you end Employment during the Holding Period of an Award as a result of your death, your Award will vest on the date that you end Employment.”

13.	Rule 5.1 shall be deleted and replaced with the following:

“In the case of an Award that is not subject to a Holding Period, the Shares subject to such an Award in respect of which it has vested will, subject to Rule 6, be transferred to you as soon as practicable following the vesting of the Award, but in no event later than the later of: (a) the 15th day of the third month following the end of your taxable year in which the Award vests; or (b) the 15th day of the third month following the end of AZ’s taxable year in which the Award vests (collectively, the “Short-Term Deferral Deadline”).”

“In the case of an Award that is subject to a Holding Period, the Shares subject to such an Award in respect to which it has vested will, subject to Rule 6, be delivered to you as soon as practicable following the vesting of the Award, but in no event later than the end of the year in which the applicable vesting date occurs, or, if later, by the 15th day of the third month following the applicable vesting date (collectively, the “US Taxpayer Payment Deadline”). You will not be permitted, either directly or indirectly, to designate the year of payment. In the event that an Award vests by reason of Redundancy and your termination of Employment occurs in the calendar year preceding the deadline for you to execute and submit a valid release of claims (if any) required by the applicable severance program, then the year of payment will be the year of the release deadline regardless of whether you earlier submit the release. For the avoidance of doubt, an Award shall only become payable upon the earliest of the following vesting events (i) the date that the Holding Period ends, (ii) the third anniversary of the Date of Grant if you vest and become entitled to accelerated payment under Rules 3.2 or 3.3, (iii) the date upon which you vest and become entitled to accelerated payment under Rules 3.6 or Rule 7.6 or (iv) termination of the Plan pursuant to Rule 12.6.”

“Your Shares may be transferred into any nominee or other custodian arrangement as AZ shall determine is appropriate (Shareholding Arrangement) and will be held on your behalf on the terms notified to you from time to time. In the case of Executive Directors, this may include arrangements to ensure compliance with such shareholding requirements following cessation of employment as may apply from time to time.”

14.	The following wording shall be added to the end of Rule 5.5:

“For the avoidance of doubt, RemCo shall not exercise any discretion under Rule 5.5 which would have the effect that any payments could be made in cash or Shares other than as permitted under Section 409A of the Code.”

15.	The following shall be inserted as a new Rule 7.6:

“In the case of an Award that is subject to a Holding Period, if such Award vests pursuant to Rule 7, and the event described in Rule 7 also constitutes a “change in control event” under Section 409A of the US Internal Revenue Code of 1986, as it may be amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder (the “Code”), then the Shares subject to it in respect of which it has vested will, subject to Rule 6, be transferred to you as soon as practicable following the vesting of an Award, but in no event later than the US Taxpayer Payment Deadline. If such event does not constitute a “change in control event” under Section 409A of the Code, then the Award will vest on the occurrence of such event described in Rule 7, but shall not be delivered to you until the date that the Award would otherwise be payable to you under the terms of the Plan.”

The following sentence shall be appended to the end of the existing Rule 12.6:

“Termination of the Plan shall only result in accelerated payment of Awards that are subject to a Holding Period if and to the extent that such accelerated payment is permitted under Section 409A of the Code.”

16.	The following shall be inserted as a new Rule 13:

“13. Section 409A of the Code.

13.1	In the case of Awards that are not subject to a Holding Period, the compensation and benefits under such Awards are intended to be exempt from Section 409A of the Code pursuant to the exemption applicable to “short-term deferrals” under Section 1.409A-1(b)(4) of the US Treasury Regulations. Such Awards will be interpreted and administered in a manner consistent with that intent. The preceding provision, however, shall not be construed as a guarantee by AZ of any particular tax effect to you under an Award.

13.2	In the case of Awards that are subject to a Holding Period:

(a)	The compensation and benefits under such Awards are intended to comply with the requirements of Section 409A of the Code, and such Awards will be interpreted and administered in a manner consistent with that intent. The preceding provision, however, shall not be construed as a guarantee by AZ of any particular tax effect to you under an Award. Payment may only be accelerated or delayed if and to the extent that such accelerated or delayed payment is permitted under Section 409A of the Code.

(b)	References to “end of Employment”, “cessation of Employment”, “termination of Employment” and similar terms used in the Plan mean, to the extent necessary to comply with Section 409A of the Code, the date that you first incur a “separation from service” within the meaning of Section 409A of the Code.

(c)	Notwithstanding anything in the Plan to the contrary, if at the time of your separation from service with AZ you are a “specified employee” as defined in Section 409A of the Code, and any payment payable under the Plan as a result of such separation from service is required to be delayed by six months pursuant to Section 409A of the Code, then AZ will make such payment on the date that is six months following your separation from service with AZ. The amount of such payment will equal the sum of the payments that would have been paid to you during the six-month period immediately following your separation from service had the payment commenced as of such date and will not include interest.

(d)	No Shares issued or payments made in respect of such an Award shall be funded with any assets set aside in a trust or other arrangement in violation of Section 409A(b)(1) of the Code. To the extent any trust is utilized in administration of the Plan, Awards granted to Eligible Employees who are US taxpayers need not be settled by Shares held in such a trust and such Awards do not form the basis for any claims or rights with respect to such a trust’s assets.

13.3	In the first taxable year in which you become a US taxpayer by reason of becoming a resident alien for US federal income tax purposes, the Plan may be amended solely with respect to you such that the compensation and benefits under the Plan are compliant with or exempt from Section 409A of the Code. Such amendment must be effective not later than the end of the first year in which you become a resident alien and shall only be effective with respect to amounts that were not vested prior to the date that you became a resident alien. For any year after the first year in which you are classified as a resident alien, this clause shall not apply, provided that a year may again be treated as the first year in which you are classified as a resident alien if you are classified as a resident alien in that year and have not been classified as a resident alien for the three consecutive years immediately preceding that year. This clause will be interpreted consistent with the requirements of Section 409A of the Code, including Sections 1.409A-2(c) and 1.409A-3(h) of the US Treasury Regulations, as well as any subsequent guidance under Section 409A of the Code.

13.4	Awards under the Plan that become vested while you are not subject to US federal income taxation but that are paid at a time when you subsequently have become subject to US federal income taxation are intended to be exempt from Section 409A of the Code. This clause will be interpreted consistent with the requirements of Section 409A of the Code, including Section 1.409A-1(b)(8)(ii) of the US Treasury Regulations, as well as any subsequent guidance under Section 409A of the Code.”

17.	Rule 3.8 shall be deleted and replaced with the following:

“For the purposes of this Rule 3, if you are on an authorized leave of absence pursuant to an AZ policy or a legal entitlement, you will not end Employment until the earlier of the date on which you notify your employer of your intention not to return to work or the date on which you cease to have statutory or contractual rights to return to work.”

18.	The following sentence shall be appended to the end of the existing Rule 8:

“Notwithstanding anything to the contrary, this Rule 8 shall not apply in any jurisdiction where its enforcement would be prohibited by applicable law.”

Appendix 3

France

1.	This Appendix 3 governs the grant of Awards to French Participants

This Appendix 3 modifies the Rules of the Plan in respect of any Awards granted to participants who are French Participants.This Appendix 3 has been drafted in order to allow Awards to benefit from the tax incentive as implemented under articles L.225-197-1 to L.225-197-3, L.22-10-59 and L.22-10-60 of the French Commercial Code, articles 80 quaterdecies of the French Tax Code and articles L.137-13 and L.242-1 of the French Social Security Code. The current provisions of this Appendix 3 include the regulations currently applicable in France. AZ may however have to amend the provisions of this Appendix 3 to take into account any new regulations that could arise in the future.

It is anticipated that Awards will be eligible for favourable tax and social security treatment in France. In the case where Awards would not benefit from the favourable tax and social security treatment in France, the French Participants are informed that they may have to bear the cost of any additional income tax arising as a result of the Award and, if requested by their employer, to reimburse their employer for any employee share of social security contributions, but not the employer social security contributions, (and any assimilated charges such as, but not limited to, the Contribution Sociale Généralisée).

The provisions of this Appendix 3 may be subsequently amended if Awards appear not to be eligible for the favourable tax and social security treatment in France.

2.	Adoption of French Qualified Part

The Plan and authority to adopt this Appendix 3 was approved by the shareholders of AZ on 29 April 2020, and adopted by RemCo on 22 October 2019 in compliance with the law under which AZ is incorporated. [The shareholders of AZ approved the grant of awards for a further seventy-six months from [●] 2026.]

In Rule 1 of the Plan, the following words shall be inserted:

“No Award shall be granted under Appendix 3: (i) more than seventy-six months after the date for approval of the Plan by the shareholders of AZ or (ii) more than seventy-six months after a later date as may be agreed by the shareholders of AZ in general meeting from time to time.”

3.	The individual limit

The following limits shall apply in respect of Awards granted under the Rules of the Plan to French Participants:

(i)	an Eligible Employee may not own more than 10% of the ordinary share capital of AZ at the date an Award is granted; and

(ii)	an Eligible Employee may not own, as a result of the grant of an Award, more than 10% of the ordinary share capital of AZ.

Only shares in AZ that have been held directly by an Eligible Employee for less than seven years are included in these percentages.

4.	Early vesting of an Award

Rules 3.2 to 3.9 of the Plan shall be deleted and replaced by the following:

"If a French Participant ceases to be in Employment due to injury or disability corresponding to the second and third category as described under article L.341-4 of the French Social Security Code, the company by which the French Participant is employed ceasing to be a member of the Group or the transfer of the undertaking or part-undertaking in which the French Participant is employed to a person or body corporate outside the Group, then the French Participant's Award(s) will vest, pro-rata to the time elapsed between the Date of Grant of the Award and the date of cessation of Employment, at the Normal Vesting Date, to the extent that the performance target(s) has been met at the Normal Vesting Date. However, RemCo may permit the Award to vest immediately on cessation of Employment where that cessation occurred as a result of one of the events mentioned above and, to the extent that the performance target(s) have, in the reasonable opinion of RemCo, formed after due consideration has been paid to relevant performance indicators available at the time of cessation of Employment, been satisfied from the Date of Grant to the date of cessation of Employment.

If a French Participant dies, the French Participant's personal representatives, provided that AZ has received written confirmation that the personal representatives are legally authorised to deal with the deceased French Participant's affairs, will not have to wait until the Normal Vesting Date in order to be entitled to the Award. The personal representatives shall be allowed to ask for the transfer of the Shares within 6 months after the death of the relevant French Participant. The terms under which the Shares would be transferred to the personal representatives and the ability for the personal representatives to dispose of the Shares will be determined according to the law and regulation applicable at the date of grant of the Award.

If an Award vests before the Normal Vesting Date for any reason pursuant to the Plan, the French Participant may freely dispose of the Shares subject to it and in respect of which it has vested. However, in such circumstances, unless an Award vests following a French Participant ceasing Employment due to death, injury or disability corresponding to the second and third category as described under article L.341-4 of the French Social Security Code, the French Participant shall bear the cost of any additional income tax arising as a result of the early vesting of the Award and, if requested by their employer, will reimburse their employer for any employee share of social security contributions (and any assimilated charges such as, but not limited to, the Contribution Sociale Généralisée)."

5.	Payments on account of dividends

Rule 5.4 of the Plan shall be deleted. No amounts shall be paid to French Participants or Directors in respect of dividends that would have been paid on the Shares that are subject to the Award during the Vesting Period.

6.	Exchange of Awards

Rule 7.5 shall apply to French Participants. If there is an exchange of Awards for other awards upon a merger or a demerger realised in accordance with the applicable legislation during the Vesting Period the preferential tax and social regime would continue to apply provided that the French Participant retains the shares received until the end of the Vesting Period.

In any other cases of an exchange of Awards, the French Participant shall bear the cost of any additional income tax arising as a result of the exchange of Awards and, if requested by their employer, will reimburse their employer for any employee share of social security contributions (and any assimilated charges such as, but not limited to, the Contribution Sociale Généralisée).

7.	Limit on the number of shares which can be issued

Rule 10.2 shall be deleted and replaced by the following:

“If RemCo decides that newly issued Shares will be used to satisfy Awards, no Award may be granted to French Participants or Directors if the number of Shares issued or capable of being issued pursuant to Awards granted under the Plan, when aggregated with the number of shares issued or capable of being issued pursuant to awards made or options granted under any other employees’ share scheme, would exceed 10 per cent of the ordinary issued share capital of AZ from time to time.”

This 10 per cent limit does not include:

(i)	any Shares that have not been effectively awarded at the end of the Vesting Period; or

(ii)	any Shares that are no longer subject to a Vesting Period or Holding Period.

8.	Sale restriction

After the Vesting Date, a French Participant or Director who is an employee of a Participating Company cannot transfer the Shares:

(i)	Within the thirty (30) calendar days before the announcement of an interim financial report or a year-end report that AZ is required to make public.

(ii)	At any time when the French Participant or Director is in possession of Privileged Information.

9.	Definitions

For the purpose of this Appendix 3, the following definitions will apply instead of the definitions in Appendix 1:

Director means any Président du Conseil d'Administration, Président (as far as a société par actions simplifiée is concerned), Directeur Général, Directeur Général Délégué or Membre du Directoire of the Participating Company.

Eligible Employee means any person who at a Date of Grant is in Employment with a Participating Company.

Employment means employment as an employee or Director of a Participating Company, though a Participating Company may decide on a case by case basis to include or exclude Directors from this Appendix 3.

French Participant means a participant in the Plan who is in Employment at a Participating Company and/or an Eligible Employee as defined in the main Rules of the Plan who is a French tax resident and is subject to French social security regulation.

Participating Company means any French subsidiary of AZ within the meaning of section I of Article L225-197-2° of the French Commercial Code; provided, for the avoidance of doubt, that a company shall be a French subsidiary only if AZ holds, directly or indirectly, at least 10 per cent. of its share capital or voting rights.

Privileged Information means privileged information within the meaning of Article 7 of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation) which has not been made public.